Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $1.28 Billion Bought Deal Offering of Subscription Receipts

CALGARY, Alberta--(BUSINESS WIRE)--December 19, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced bought deal offering (the "Offering") of subscription receipts ("Subscription Receipts"). Pursuant to the Offering, the Company issued 29,900,000 Subscription Receipts, including 3,900,000 Subscription Receipts issued pursuant to the exercise in full by the underwriters of their over-allotment option. The Subscription Receipts were issued at an offering price of $42.85 per Subscription Receipt for total gross proceeds of approximately $1.28 billion.

Each Subscription Receipt entitles the holder thereof to receive (i) automatically upon the closing of the Acquisition (as defined below), without any further action on the part of the holder thereof and without payment of additional consideration, one (1) common share ("Common Share") of Pembina, and (ii) payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the date hereof to, but excluding, the closing date of the Acquisition, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares.

The Subscription Receipts will begin trading on the Toronto Stock Exchange under the symbol "PPL.R" today.

The net proceeds of the Offering will be held in escrow and are expected to be used by Pembina to fund a portion of the purchase price of Pembina's previously announced acquisition of all of the interests of Enbridge Inc. in the Alliance, Aux Sable and NRGreen joint ventures (the "Acquisition"). Closing of the Acquisition is expected to occur in the first half of 2024 and is subject to the satisfaction or waiver of customary closing conditions. For further information regarding the Acquisition and the Subscription Receipts, including related risk factors, refer to the Company's prospectus supplement dated December 14, 2023 to the base shelf prospectus dated December 13, 2023, a copy of which is available on the Company's profile at www.sedarplus.ca and at www.sec.gov.

The Subscription Receipts were offered through a syndicate of underwriters, co-led by TD Securities Inc., RBC Capital Markets and Scotiabank.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Subscription Receipts. The Subscription Receipts have not been approved or disapproved by any regulatory authority.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to: the expected use of the net proceeds of the Offering; the listing of the Subscription Receipts on the TSX; the Acquisition including the anticipated timing of closing thereof. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the ability to close the Acquisition, including the timing thereof; the ability to obtain, in a timely manner, regulatory, stock exchange and other required approvals in connection with the Offering and the Acquisition; prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: failure to complete the Acquisition; failure to obtain, in a timely manner, regulatory, stock exchange and other required approvals in connection with the Offering and the Acquisition; unexpected costs or liabilities related to the Acquisition; the anticipated effect of the Acquisition on Pembina's credit ratings; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; risks relating to widespread epidemics or pandemic outbreaks, including the COVID-19 pandemic; general economic, market and business conditions; and the behaviour of financial markets, including fluctuations in interest and exchange rates, the pricing of comparable securities and Pembina's credit ratings; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among others, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2022, and in Pembina's management's discussion and analysis for the three and nine months ended September 30, 2023, all which can be found at www.sedarplus.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com